Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

POSITIVE PROFIT ALERT

This announcement is made by Guangshen Railway Company Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) wishes to inform the shareholders, investors and potential investors of the Company that, based on the preliminary assessment of the unaudited consolidated management accounts of the Group made in accordance with the China Accounting Standards for Business Enterprises for the year ended 31 December 2015 (the “Year”), the Group expects an increase between 45% to 65% in net profit attributable to shareholders of the Company as compared with that of the preceding year. For the year ended 31 December 2014, the Group recorded a net profit of RMB662,020,979 with RMB0.09 earnings per share.

According to information currently available, the Board believes the increase in profit is mainly attributable to (i) a significant increase in revenue with regards to rail transport services, given the Company’s active responses to market changes and developments of new rail transport services; (ii) continuing optimization of production facilities to improve efficiency in the usage of assets; and (iii) implementation of strengthened cost control to enhance the quality of the Company’s operation .

As the Company has yet to finalize its unaudited consolidated results for the Year, the information contained in this announcement is only a preliminary assessment made by the Board with reference to the latest financial information currently available, and actual results of the Group may differ from the estimates disclosed in this announcement.

Further information and other details of the Group’s financial performance for the Year will be disclosed in the forthcoming annual results announcement, which is expected to be published by the end of March 2016.

Shareholders, investors and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, PRC, 28 January 2016

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

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